EXHIBIT 23.1

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

The Board of Directors
BioCancell Therapeutics Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 21, 2008 contains an explanatory paragraph that states that the Company's recurring losses from operations raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Somekh Chaikin

Somekh Chaikin
A Member Firm of KPMG International
Jerusalem, Israel

December 11, 2008

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.